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EXHIBIT (A)(1)(G)



                                 RAYMOND JAMES
                                 -------------


February 14, 2002




Special Committee of the Board of Directors
Kinam Gold Inc.
Scotia Plaza
52nd Floor
Toronto, Ontario
M5H 3Y2

Dear Sirs:

We understand that Kinross Gold U.S.A., Inc., a wholly owned subsidiary of Kinross Gold Corporation ("Kinross" or the "Company"), will commence a tender offer (the "Offer") to purchase, at a price of $16.00 per share (the "Offer Price") and on the terms set forth on the attached draft Offer to Purchase (the "Offer to Purchase") all of the publicly-held shares of the $3.75 Series B Convertible Preferred Stock of Kinam Gold Inc. ("Kinam") (the "Preferred Stock") issued by Kinam on August 11, 1994. The Offer is not conditional upon a minimum number of shares being tendered but is subject to certain other conditions as set forth in the Offer to Purchase.

You have asked for our opinion as to whether the Offer Price to be received by the holders of shares of Preferred Stock pursuant to the Offer is fair from a financial point of view to such holders.

For purposes of the opinion, we have:

(i) reviewed certain publicly available financial statements and other information of Kinross and Kinam, respectively;

(ii) reviewed certain internal financial statements and forecasts including life of mine analysis for Kinross and Kinam, respectively;

(iii) reviewed the trading activity and prices for the Preferred Stock and the common shares of Kinross;

(iv) compared the trading activity and price of the Preferred Stock and the common shares of Kinross with other publicly-traded companies comparable to Kinam and Kinross;

(v) reviewed certain gold industry reports and certain research reports published by U.S. and Canadian investment banks on Kinross and other gold producers;

(vi)     reviewed the Articles of Incorporation for Kinam;

(vii) reviewed the past, current and anticipated financial returns of the Preferred Stock under different gold price scenarios;

(viii) reviewed the financial terms, to the extent publicly available, of certain similar tender offers;

(ix) discussed the strategic and financial considerations for the Offer with the management of Kinross and the Special Committee of the Board of Directors of Kinam;

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(x)      discussed the current and prospective outlook of Kinross and Kinam with the management of Kinross and Kinam, respectively;

(xi) reviewed correspondence from counsel for Franklin Funds relating to its negotiations with the management of Kinross over the sale of its shares of the Preferred Stock;

(xii)    held discussions with the auditors of Kinross and Kinam;

(xiii)   held discussions with the legal advisors of Kinross and Kinam; and

(xiv) performed such other analyses and considered other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion including, without limitation, any information obtained in the contact of the actions outlined above and any information provided by Kinross or Kinam and their legal or accounting advisors. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgements of the future financial performance of Kinam and Kinross, respectively. We have not made any independent valuation or appraisal for the assets or liabilities of Kinam or Kinross; nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In April 1998, Goepel McDermid Securities, the predecessor of Raymond James, provided a fairness opinion to Kinross on an unrelated matter and received usual and customary fees for the rendering of these services.

It is understood that this letter is for the Special Committee of the Board of Directors of Kinam and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing of any tender offer, proxy or registration statement made by Kinam or Kinross with the Securities and Exchange Commission in connection with the Offer.

We are expressing no opinion herein as to the prices at which the Preferred Stock will trade at any time. In addition, Raymond James expresses no opinion or recommendation as to how the holders of the Preferred Stock should act with respect to the Offer.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by the holders of shares of Preferred Stock pursuant to the Offer is fair from a financial point of view to such holders and within the range of value that we provided in our oral report of February 14, 2002.

Yours very truly,




RAYMOND JAMES LTD.










                               RAYMOND JAMES LTD.
                 Scotia Plaza, Suite 5300, 40 King Street West,
                     P.O. Box 415 o Toronto, Ontario M5H 3Y2
                       416-777-7000 Tel o 416-777-7114 Fax
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                   MEMBER OF CANADIAN INVESTOR PROTECTION FUND